Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES INVESTMENT IN CADILLAC MINES CORPORATION

Toronto (July 24, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has entered into a subscription agreement dated July 23, 2026 (the “Subscription Agreement”) with Cadillac Mines Corporation (“Cadillac”), pursuant to which Agnico Eagle agreed to acquire 8,696,000 common shares of Cadillac (“Common Shares”) at a price of C$6.90 per Common Share for total consideration of C$60,002,400.00 (the “Private Placement”). The Private Placement is subject to certain closing conditions, including the closing of Cadillac’s initial public offering of Common Shares (the “IPO”) pursuant to Cadillac’s final long form base PREP prospectus dated July 23, 2026. The Private Placement is expected to close on or about August 5, 2026.

Prior to entering into the Subscription Agreement, Agnico Eagle owned 22,821,028 Common Shares, representing approximately 9.70% of the issued and outstanding Common Shares on a non-diluted basis. On closing of the Private Placement, Agnico Eagle is expected to own 31,517,028 Common Shares, representing approximately 11.09% of the issued and outstanding Common Shares on a non-diluted basis after giving effect to the IPO (assuming the issuance of all Common Shares qualified thereunder) and all other security issuances completed by Cadillac concurrently with the Private Placement.

Pursuant to a subscription agreement dated July 25, 2023 between Agnico Eagle and Cadillac, Agnico Eagle is entitled to certain rights, including the right to participate in equity financings in order to maintain its pro rata ownership interest in Cadillac at the time of such financing.

On closing of the IPO, Agnico Eagle will enter into a lock-up agreement in favour of the underwriters of the IPO, pursuant to which it will agree that it will not, directly or indirectly, without the prior written consent of the underwriters: (a) offer, sell, pledge or otherwise dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (collectively, the “Locked-Up Securities”); (b) make any short sale, engage in any hedging or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Securities; or (c) agree to or publicly announce any intention to do any of the foregoing, in each case, for a period of 180 days following the closing date of the IPO, subject to certain limited exceptions.

Agnico Eagle is acquiring the Common Shares as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of Cadillac or dispose of some or all of the Common Shares or other securities of Cadillac that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Cadillac’s head office is located at 123 Front Street West, Suite 905, Toronto, Ontario M5J 2M2.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. Agnico Eagle is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at July 24, 2026. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s acquisition of Common Shares pursuant to the Private Placement and expected ownership interest in Cadillac, the closing of the Private Placement and IPO and the agreements to be entered into in connection therewith, and Agnico Eagle’s acquisition or disposition of securities of Cadillac in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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